IRON LEAF CAPITAL CORPORATION
5 Eden Lane
Tiburon, CA 94920
(888) 879-8010
     January 22, 2008
VIA EDGAR
Vincent J. Di Stefano, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iron Leaf Capital Corporation Registration Statement on Form N-2 (File No. 333-141497) Filed on December 13, 2007
Dear Mr. Di Stefano:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Iron Leaf Capital Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement, as amended, and all exhibits thereto (the “Registration Statement”). The Company’s request is based upon its decision not to proceed with a public offering of securities at this time. The Registration Statement was never declared effective and no securities have been sold pursuant thereto.
     The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     In addition, the Company respectfully requests that the Commission consent to the withdrawal of the Company's registration statement on Form 8-A (File No. 001-33885) (the “Form 8-A”), which Form 8-A was filed with the Commission on December 12, 2007 in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the Form 8-A has not yet become effective.
     Please do not hesitate to contact Steven B. Boehm or John J. Mahon of Sutherland Asbill & Brennan LLP at (202) 383-0176 and (202) 383-0515, respectively, or me at (888) 879-8010 should you have any questions with respect to this request.
[Remainder of Page Intentionally Left Blank]

*          *          *

Sincerely,
/s/ Terry Temescu
Terry Temescu
President and Chief Executive Officer

cc:	Steven B. Boehm John J. Mahon